SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 2, 2002

SCOR
(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris - La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 2, 2002

SCOR
(Registrant)

By: A. CHNEIWEISS
General Secretary and
Group Senior Vice-President
of Group Legal Affairs

Press Release
April 2, 2002

For further information, please contact:
Clare Brennen +33 (0) 1 46 98 74 71
Delphine Deleval +33 (0) 1 46 98 71 64

SCOR

SCOR sells Coface stake

SCOR has sold its entire stake in COFACE to NATEXIS-BANQUES POPULAIRES for a price of EUR 62 per share, subject to the relevant regulatory approvals.

The disposal will:

- yield a profit of approximately EUR 96 million and increase Group shareholders' equity accordingly. In accounting terms, the capital gain will be partially offset in the income statement by reclassifying depreciations of assets already recognized in the 2001 balance sheet,

- release, in terms of Risk Based Capital, an equivalent amount of EUR 180 million of shareholders' equity which will be redeployed to the reinsurance activity which has prospects of superior returns for the coming years,

- provide the Group with an additional EUR 290 million in liquidity.

Jacques Blondeau, Chairman & CEO, stated: *"We are extremely delighted with this transaction. It will enable COFACE—a group we have been shareowners of for almost ten years—to pursue its growth in partnership with a leading financial group. At the same time it will provide SCOR with additional resources for its expansion, notably strengthening its shareholders' equity, at a time of strong recovery in the reinsurance markets."*

With 30 offices around the world, serving clients in over 150 countries, SCOR is France's largest reinsurer and one of the industry world leaders. Thanks to its ability to provide innovative technical and service support, the SCOR Group has built up a well balanced portfolio of Property and Casualty, Life, Accident & Health and Specialty reinsurance products and services. The Group's ratings, which include AA- from Fitch, A (Excellent) from AM Best and A+ from Standard & Poor's, reflect its financial strength and underwriting expertise. SCOR shares, which belong to the SBF 120, Bloomberg European Insurance, NEXT 150 and Dow Jones STOXX indexes, are listed in Paris and New York. SCOR has a widely diversified international shareholder base, with more than 20,000 shareholders in 64 countries.